U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING




                                   (Check One)

[X] Form 10-K &   [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q &
    Form 10-KSB   [ ] Form N-SAR                       Form 10-QSB


                       For Period Ended: December 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                   Puradyn Filter Technologies, Inc.
Former Name if Applicable:                 T/F Purifiner, Inc.
Address of Principal Executive Office:     2017 High Ridge Road
City, State and Zip Code:                  Boynton Beach, FL 33426

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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable. [X ]

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K,
10-Q, 10-QSB, N- SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         The form 10-KSB could not be filed within the prescribed time period because the audit of the Company's consolidated financial statements for the year ended December 31, 2002 by their independent auditors, Ernst & Young LLP, has not been completed.

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PART IV - OTHER INFORMATION

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(1)     Name and telephone number of person to contact in regard to this notification:

         Lisa M. De La Pointe, Chief Financial Officer      561      547-9499
         ----------------------------------------------   -------    ---------
                     (Name)                             (Area Code)  (Telephone
                                                                      Number)


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(2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                   Puradyn Filter Technologies, Incorporated.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



   April 1, 2003                  /s/ Richard C. Ford
-----------------                 -------------------------------------------
                                      Richard C. Ford, Chief Executive Officer




Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

March 31, 2003

Richard C. Ford
Chief Executive Officer
Puradyn Filter Technologies, Incorporated
2017 High Ridge Road
Boynton Beach, FL  33426

Dear Mr. Ford:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Puradyn Filter Technologies, Incorporated's (the "Company") inability to timely file its annual report on Form 10-KSB for the year ended December 31, 2002, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of your 2002 annual report to the Commission.

We have not completed certain of our auditing procedures on the Company's consolidated financial statements as of and for the year ended December 31, 2002.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very truly yours,

/s/ Ernst & Young LLP